Exhibit 99.5

TRIDENT BRANDS INCORPORATED

FOURTH AMENDMENT TO CONVERTIBLE PROMISSORY NOTES

This Fourth Amendment to Convertible Promissory Notes (this “Fourth Amendment”) is entered into effective as of November 30, 2020 (the “Effective Date”), by and between Trident Brands Incorporated, a Nevada corporation (the “Company”), and Fengate Trident LP (the “Purchaser”). Reference is made to that certain Amendment to Convertible Promissory Notes dated January 9, 2020 by and between the parties hereto (“First Amendment”). Capitalized terms used but not otherwise defined herein or in the First Amendment shall have the same meanings as set forth in the Amended SPA (as defined in the First Amendment) or in the applicable Note. The Notes, as previously amended, modified or supplemented are hereinafter referred to collectively as the “Notes.”

RECITALS

WHEREAS, Company and Purchaser have agreed that Company will issue and Purchaser will accept 29,432,320 shares of Company Preferred Stock (representing $17,659,392 of principal and interest converted into Preferred Stock at the rate of $.60 per share), in full and complete satisfaction of (i) all amounts owing under the 2016 Convertible Notes through November 30, 2020 (including accrued interest thereon) and (ii) all accrued interest on the Amended SPA Notes through November 30, 2020;

WHEREAS, the Company and the Purchaser desire to amend the Amended SPA Notes to (i) eliminate the conversion feature of such Notes, (ii) provide for a simple interest rate of 8% per annum, with the first 2 years of interest payable at maturity of the Amended SPA Notes (as extended hereby) and the last three years of interest payable quarterly beginning February 28, 2023; and (iii) extend the maturity of such Notes until November 30, 2025; and

WHEREAS, Section 4.7 of the Notes provides that the Notes may not be modified or amended in any manner except in writing executed by the Company and the Purchaser.

NOW, THEREFORE, the Company and the Purchaser hereby agree that each of the Notes shall be amended by this Amendment, and the parties further agree as follows:

AGREEMENT

1.       Effective Date of Fourth Amendment. This Fourth Amendment shall be effective in all respects as of the Effective Date.

2.       Issuance of Preferred Stock .

(a) Subject to the terms and conditions hereof, Company agrees to issue and Purchaser agrees to accept 29,432,320 shares of Company Preferred Stock (defined below) in full and complete satisfaction of (i) all amounts owing under the 2016 Convertible Notes through November 30, 2020 (including accrued interest thereon) and (ii) all accrued interest on the Amended SPA Notes through November 30, 2020. The Preferred Stock shall be (i) voting shares, with the same voting rights as common shares, except the Preferred Stock shall have no vote in respect of election of directors, (ii) entitled to such dividends as the Board of Directors of the Company may in its discretion declare (and no dividends may be declared on the Company’s other classes of shares unless a dividend is declared on the Preferred Stock), (iii) have a preference in liquidation ahead of all other classes of Company shares, (iv) be entitled upon a sale of the Company (to be further defined in definitive agreements) to receive the consideration that would be payable in respect of that number of shares of common stock of the Company equal to the number of Preferred Stock, and (v) otherwise on such other terms and conditions as are mutually agreeable and not inconsistent with the foregoing (“Preferred Stock”). The authorization and issuance of the Preferred Stock shall be subject to approval of the requisite number of common shares of the Company, in accordance with Nevada law and the Company’s organizational documents, and subject to Purchaser’s obligation to remain in compliance with the 30% Rule. The Company and Purchaser shall endeavor to consummate the foregoing transactions prior to January 31, 2021.

(b) Notwithstanding any contrary term or condition of any of the Amended SPA Notes, the Amended SPA Notes are hereby amended to provide as follows, from and after the Effective Date:

1.	Interest Rate. The interest rate per annum in respect of outstanding principal under the Amended SPA Notes shall be eight (8%) percent computed on a simple interest basis.

2.	Interest Payments.

a.	Interest on unpaid principal of the Amended SPA Notes ($10 million) with respect to the period of December 1, 2020 through November 30, 2021 may be paid by the Company in kind by issuing a non-interest bearing note (a “PIK Note”) in the amount of $800,000 on November 30, 2021 with a maturity date of November 30, 2025. If no PIK Note is issued on such date, accrued and unpaid principal shall be payable in cash.

b.	Interest on unpaid principal of the Amended SPA Notes with respect to the period of December 1, 2021 through November 30, 2022 may be paid by the Company in kind by issuing a PIK Note in the amount of $800,000 on November 30, 2022 with a maturity date of November 30, 2025. If no PIK Note is issued on such date, accrued and unpaid principal shall be payable in cash.

c.	The PIK Notes issued by the Company pursuant to the previous two paragraphs shall be in the form attached to the Securities Purchase Agreement dated as of September 26, 2016, as amended, pursuant to the which the Amended SPA Notes were issued, subject to revisions necessary to make such PIK Notes non-convertible and non-interest bearing.

d.	Interest on unpaid principal with respect to the period of December 1, 2022 through November 30, 2025 shall be payable quarterly in arrears commencing February 28, 2023.

3.	Termination of Conversion Feature. The convertibility of the Amended SPA Notes is hereby terminated.

4.	Extension of Maturity Date. The Maturity Date of the Amended SPA Notes is hereby extended to November 30, 2025.

3.       Approval of Fourth Amendment. By their signatures below, the undersigned parties hereby adopt this Fourth Amendment.

4.       Necessary Acts. The Company and the Purchaser hereby agree to perform any reasonable further acts and to execute and deliver any further documents that may be necessary or required to carry out the intent and provisions of this Third Amendment and the transactions contemplated hereby.

5.       Continued Validity. The Amended SPA, the Notes (including all amendments thereto) are each hereby amended wherever necessary to reflect the changes described above. Except as so amended hereby, the Amended SPA, the Notes and all amendments thereto shall remain in full force and effect in accordance with their respective terms and are hereby ratified. Nothing herein shall affect the security pledge in connection with the Notes or Purchaser’s rights with respect thereto.

6.       Governing Law. This Amendment and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of New York.

7.       Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Executed signatures transmitted electronically will be accepted and considered duly executed.

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IN WITNESS WHEREOF, the undersigned have executed this Amendment effective as of the Effective Date.

TRIDENT BRANDS INCORPORATED

By:	/s/Anthony Pallante
Name:	Anthony Pallante
Title:	CEO

FENGATE TRIDENT LP

By: Fengate Trident GP Inc., its General Partner

By:	/s/ Heather Crawford
Name:	Heather Crawford
Title:	Secretary